

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2010

Robert V. LaPenta
Chairman, President and Chief Executive Officer
L-1 Identity Solutions, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

> **Re:** **L-1 Identity Solutions, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **File No. 001-33002**

Dear Mr. LaPenta:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Stephen Krikorian
Accounting Branch Chief